UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85816 / May 9, 2019

Admin. Proc. File No. 3-17031

In the Matter of

CHINA DOMESTICA BIO-TECHNOLOGY HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Domestica Bio-technology Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Domestica Bio-technology Holdings, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Domestica Bio-technology Holdings, Inc., is hereby revoked. The revocation is effective as of May 10, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Domestica Bio-technology Holdings, Inc.,* Initial Decision Release No. 1353 (Feb. 14, 20-19), 2019 WL 654662. The Central Index Key number for China Domestica Bio-technology Holdings, Inc., is: 1380706.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	**Initial Decision of Default** February 14, 2019
China Domestica Bio-technology Holdings, Inc.	

Appearances: David S. Frye for the Division of Enforcement,
Securities and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registration of the registered securities of Respondent China Domestica Bio-technology Holdings, Inc., due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On December 30, 2015, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings.

A different administrative law judge originally presided over this proceeding, but following the Supreme Court's decision in *Lucia v. SEC*,[1] the

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[1]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

matter was reassigned to me to provide Respondent with the opportunity for a new hearing.[2] Respondent was directed to submit a proposal for the conduct of further proceedings,[3] but it did not. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[4]

After independently reviewing evidence submitted by the Division, I determined that Respondent was served through the Nevada Secretary of State on October 29, 2018.[5] Following Respondent's failure to timely file an answer, I ordered it to show cause by December 31, 2018, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding.[6] To date, Respondent has failed to file an answer, submit a proposal for the conduct of further proceedings, respond to the show cause order, attend the prehearing conference held on February 5, 2019, or otherwise defend this proceeding.

Findings of Fact

Respondent is in default for failing to file an answer, file a proposal for how further proceedings should be conducted, attend the prehearing conference, or otherwise defend the proceeding.[7] Accordingly, as authorized by Rule of Practice 155(a),[8] I find the following allegations in the OIP to be true.

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[2] *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[3] *China Domestica Bio-technology Holdings, Inc.*, Admin. Proc. Rulings Release No. 6385, 2018 SEC LEXIS 3400, at *4 (ALJ Dec. 3, 2018).

[4] *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[5] *China Domestica*, 2018 SEC LEXIS 3400, at *4.

[6] *Domestica Bio-technology Holdings, Inc.*, Admin. Proc. Rulings Release No. 6413, 2018 SEC LEXIS 3566 (ALJ Dec. 19, 2018). The deadline to show cause was extended to February 13, 2019. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10603, 2019 SEC LEXIS 37 (Jan. 30, 2019).

[7] *See* OIP at 2–3; 17 C.F.R. §§ 201.155(a)(1)–(2), .220(f), .221(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[8] 17 C.F.R. § 201.155(a).

China Domestica Bio-technology Holdings, Inc., ticker symbol CDBH and Central Index Key No. 1380706, is a defaulted Nevada corporation located in LungFung District, Shenzhen, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2012, which reported a net loss of $35,913 for the prior year. As of December 15, 2015, the company's common stock was quoted on OTC Link operated by OTC Markets Group, Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failure to timely file periodic reports, Respondent failed to heed a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Conclusions of Law

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.[9] Compliance with these reporting requirements is mandatory.[10] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[11] Respondent failed to timely file periodic reports. As a result, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not

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[9]   *See* 17 C.F.R. §§ 240.13a-1, .13a-13.

[10]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[11]   *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[12]

Respondent's failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions."[13] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[14] Respondent's violations are also recurrent in that it repeatedly failed to file periodic reports after March 2012.[15] Respondent is culpable because it failed to heed the delinquency letter sent to it by the Division of Corporation Finance. Even if Respondent did not receive the letter due to its failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[16] In any event, there is no indication that its violations were inadvertent or accidental. Finally,

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[12] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[13] *Id.* at *26.

[14] *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[15] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[16] *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and it has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent China Domestica Bio-technology Holdings, Inc., is hereby REVOKED.[17]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[18] Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111.[19] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality.[20] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party.[21] If any of these events occur, the initial decision shall not become final as to that party.[22]

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[17] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[18] 17 C.F.R. § 201.360.

[19] 17 C.F.R. § 201.111(h).

[20] 17 C.F.R. § 201.360(d).

[21] *Id.*

[22] *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate.[23] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.[24]

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James E. Grimes
Administrative Law Judge

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[23]   17 C.F.R. § 201.155(b).

[24]   *Id.*